China Housing & Land Development, Inc.
6 Youyi Dong Lu, Han Yuan 4 Lou
Xi’An, Shaanxi Province
China 710054

February 2, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549
Attention: Mr. Jay Ingram

Re:	China Housing & Land Development, Inc.
Registration Statement on Form S-3
File No. 333-169933

Dear Mr. Jay Ingram:

In accordance with Rule 461 of the Securities Act of 1933, as amended, (the “Act”) we request that the Securities and Exchange Commission (the “Commission”), pursuant to its authority under Section 8(a) of the Act, accelerate the effectiveness of Registration Statement File No. 333-169933 to 12:00 p.m., Eastern Standard Time, February 7, 2011, or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Company may not assert staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

China Housing and Land Development, Inc.

By: /s/ Cangsang Huang
Name: Cangsang Huang
Title: Chief Financial Officer